

Dan OToole · 2nd

DRONEDEK...The Smart, Safe, Secure Delivery Receptacle

Carmel, Indiana, United States · 500+ connections · **Contact info**

 **DRONEDEK**

 **Ball State University College of Business**

Experience

 **DRONEDEK**
6 yrs

 **Chairman and CEO**
Feb 2019 – Present · 1 yr 10 mos
Indianapolis, Indiana

 **Inventor/Owner**
Dec 2014 – Present · 6 yrs

CEO/Managing Broker
Striker Realty Group
2016 – Present · 4 yrs

   

CEO
Facility Maintenance USA, llc

Jan 2007 – Jan 2020 · 13 yrs 1 mo

Facility Maintenance USA is an industry leading provider of nationwide commercial maintenance services. Google it and see. You will find us high in the search results under Nationwide Commercial Maintenance, Restaurant Maintenance, Institutional Maintenance and more. These are activity driven, organic results, not paid results.   **...see mor**

Education



Ball State University - College of Business

Bachelor of Science (BS), Marketing/PR

1982 – 1986

Activities and Societies: Writer Ball State Daily News, Ball State Debate Team, Reporter WBST Ball State Radio Station, Member Sigma Phi Epsilon Fraternity

Volunteer experience



Alumni Board

Sigma Phi Epsilon (Official)

Jan 2015 – Present   •   5 yrs 11 mos

Social Services

Fraternity oversight Indiana Gamma Chapter

Skills & endorsements

Team Building · 50

 Endorsed by **Stacy O'Toole and 3 others who are highly skilled at this**

Customer Service · 41

 Endorsed by **Chris Wing and 1 other who is highly skilled at this**

Budgets · 32

 Endorsed by **Matt McClung, who is highly skilled at this**

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